Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (File Nos. 333-205471, 333-205469, 333-189002, 333-183491, 333-176111, 333-176110 and 333-173208) and Forms S-3 (File Nos. 333-211939, 333-211937, 333-211936, 333-201535 and 333-171998) of InVivo Therapeutics Holdings Corp. and Subsidiary of our report dated March 10, 2017 relating to the consolidated financial statements (which report includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern) and the effectiveness of internal control over financial reporting of InVivo Therapeutics Holdings Corp. and Subsidiary appearing in this Annual Report on Form 10-K of InVivo Therapeutics Holdings Corp. and Subsidiary for the year ended December 31, 2016.

/s/ RSM US LLP

Boston, Massachusetts

March 10, 2017